MICHAEL D. HARRIS	DIRECT DIAL:
(561) 471-3507

ALSO ADMITTED IN NEW YORK	E-MAIL ADDRESS: mharris@nasonyeager.com

May 11, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Mr. Tim Buchmiller

Re:	Cocrystal Pharma, Inc.
Registration Statement on Form S-3
Filed April 17, 2020
File No. 333-237738

Dear Mr. Buchmiller:

Confirming our telephone conversation this afternoon with respect to the “futures” effect of Comment No. 4 in the Staff’s comment letter dated April 27, 2020, this letter confirms on behalf of our client, Cocrystal Pharma, Inc. (“Cocrystal”) that in future filings with the Commission on Form 10-K as well as any prospectus supplements or new registration statements on Form S-3 or S-1, Cocrystal will disclose the effect of the charter amendment on exclusive jurisdiction in the same manner as it did in Amendment No. 1 to Form S-3 filed on May 4, 2020.

If you have any questions, please contact the undersigned at (561) 644-2222 or at mharris@nasonyeager.com.

Sincerely yours,

NASON, YEAGER, GERSON,

HARRIS & FUMERO, P.A.

/s/ Michael D. Harris

cc:	Dr. Gary Wilcox (via email)
Mr. James Martin

3001 PGA BOULEVARD, SUITE 305

PALM BEACH GARDENS, FLORIDA 33410

TELEPHONE (561) 686-3307